 ROBERT C. LASKOWSKI

LAW OFFICE

520 S.W. YAMHILL
SUITE 600

PORTLAND, OREGON 97204-1329

TELEPHONE 503-241-0780

FACSIMILE 503-227-2980

EMAIL RCL@ROBLAW.US

July 19, 2018

Via Email

Tiffany Piland Posil

Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street N.W.

Washington, D.C. 20549

Powin Energy Corporaiton

Schedule 13E-3

Filed June 6, 2018

File No. 005-85548

Dear Ms. Posil,

On behalf of Powin Energy Corporation (“Company”), we are responding hereby to your letter of June 26, 2018 with respect to the Company’s Schedule 13E-3. We enclose a marked copy of the amended Schedule 13E-3 showing the changes made in response to the comments contained in your June 26, 2018 letter.

Schedule 13E-3

1.       On page 1, the Company deleted all references in the Schedule 13E-3 and in the Disclosure Statement to Section 21E of the Exchange Act and Section 27A of the Securities Act.

Exhibit 99.1-The Disclosure Statement

General

2.       The Company has decided to proceed with the 100-for-1 forward stock split immediately upon completion of the reverse stock split in lieu of limiting the reverse stock split to shareholders holding less than 100 shares. The Company, in conjunction with its transfer agent, initially determined that limiting the reverse stock split to shareholders holding less than 100 shares achieved exactly the same result as the more conventional method of a reverse followed by a forward stock split, but in a more efficient and less costly manner to both the shareholders and the Company. However, to avoid any potential issues under the Nevada Business Corporation Act, the Company will conduct the transaction as amended. The Disclosure Statement has been amended to discuss the forward stock split and the reasons for doing so. However, the Company believes that remainder of the Disclosure Statement sufficiently discloses the steps that must be taken to implement the stock splits, including the requirement for timely notice to FINRA pursuant to Rule 10b-17 of the Exchange Act.

3.       The disclosures required by Items 3, 5 and 11 of Schedule 13E-3 are now contained on page 19 under the heading The Parties to the Transaction.

4.       The disclosures required by Item 1004(e) of Regulation M-A are included on page 6 under the heading Provisions for Unaffiliated Shareholders.

Market Prices and Dividend Information, page 9

5.       The table on page 9 now includes the information for the first two quarters of fiscal year 2018.

Special Factors, page 12.

Background, page 12

6.       Additional disclosures in response to this comment appear on page 13.

Reasons for the Structure of the Transaction, page 15

7.       Additional disclosures in response to this comment appear on page 15.

Fairness of the Transaction, page 15

8, 9 and 10. Additional disclosures in response to these comments appear on pages 15 and 17. The reference to Professional Bank Services originally on page 15 was an error and has been deleted.

Certain Effects of the Transaction, page 16

11.       Additional disclosures in response to this comment appear on page 17 under a new heading Impact on Affiliated Shareholders of the Company.

Dissenters’ Rights, page 17

12.       Expanded disclosures of dissenting shareholder rights appear on page 18.

Where You Can Find More Information, page 19

13.       The address for the public reference room has been corrected on page 20.

The Company believes that the Schedule 13E-3, as amended, comprehensively addresses the staff’s comments. The Company confirms that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Very truly yours,

/s/ Robert C. Laskowski

Robert C. Laskowski

Enclosure